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                                                                 EXHIBIT (a)(10)

[PRIMARK CORPORATION LOGO]

                                                               NEWS
                                                               RELEASE

CONTACT:  JIM FLANAGAN, PRIMARK
          (781) 487-2131

                PRIMARK ANNOUNCES 4 MILLION SHARE DUTCH AUCTION
                                   REPURCHASE

            COMPANY TO REMAIN INDEPENDENT FOLLOWING STRATEGIC REVIEW

WALTHAM, MA, May 12, 1998 - Primark Corporation (NYSE/PSE: PMK) has now completed its review of strategic alternatives, which was announced on December 8, 1997 at the time the company executed the contract to sell its major applied information technology subsidiary TASC, Inc. After a thorough review of options available to the company, the Board of Directors has concluded that, at this time, Primark will continue to operate as an independent entity and repurchase a significant number of its shares. Given the current performance and future prospects of Primark, together with recent actions to concentrate the company's business on financial, economic and market research information, the Board believes this approach is superior to all alternatives available to the company.

With the confidence Primark has in its future and the current trading range of its stock, the company announces that it intends to repurchase 4 million shares of common stock in a Dutch Auction self-tender offer. The company will repurchase these shares at a price not less than $34 per share nor greater than $41.50 per share. This repurchase will be financed by utilizing the full limit of the company's revolving credit facilities allowed for share repurchase. Primark's banks have just approved the company's request to increase this limit from $100 million to $150 million. The tender offer material is expected to be distributed to shareholders within ten days. Depending upon the availability of additional financing and market conditions, the company will also consider whether to purchase a greater number of shares in this Dutch Auction.


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Primark will remain focused on supplying superior information content, analyses and software to financial, corporate and government customers. The company will continue to grow through internal product development and acquisitions. Significantly, as a result of the sale of TASC, the company has the unique opportunity to restructure itself into a true operating company, integrating its operations to improve the products and services supplied to its customers and to increase margins. Although plans are not completed, these anticipated measures are expected to require a restructuring charge currently estimated at approximately $100 million, which largely represents non-cash items. This charge will be taken in the second quarter of 1998.

"Of all the options available to Primark, remaining independent creates the best value for our shareholders," said Joseph E. Kasputys, Primark's chairman and chief executive officer. "We are excited at the potential of changing Primark from a 'holding company' to an 'operating company' and delivering integrated products and services to our customers. With the momentum in our business and the bright outlook in our marketplace, we are now totally focused on executing Primark's growth plan," he said.

"Global investing, the need for cross-border financial market information, structural changes such as the Euro and privatization of pension and retirement plans around the world are positive factors driving Primark's future opportunities," said Kasputys. "Our dozen business units provide us with the unique global content and distribution capability to serve these emerging needs. In fact, as evident in today's announcement of Primark's first quarter results, a number of our business units are achieving high rates of growth as a result of these trends," Kasputys concluded.

Primark Corporation (www.primark.com), headquartered in Waltham, Massachusetts, is a $400 million global information services company that collects, integrates and delivers financial, economic and market research information. Primark, with customers in 61 countries and 80 offices in 21 countries, serves financial, corporate and government decision-makers worldwide.

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